Yuengling’s Ice Cream Corporation

One Glenlake Parkway, #650,

Atlanta, Georgia 30328

Phone: 404-885-6045

April 8, 2022

Securities and Exchange Commission

Washington DC

Division of Corporation Finance,

Office of Manufacturing

Yuengling’s Ice Cream Corp (f/k/a/ Aureus, Inc.)

Offering Statement on Form 1-A

Filed May 4, 2021, Amended July 14, 2021, Amended July 29, 2021,

Post Qualification Amendment No. 1 Filed on October 8, 2021, Post Qualification Amendment No. 2 filed on December 20, 2021,

Post Qualification Amendment No. 3 filed on March 4, 2022 and Post Qualification Amendment No. 4 filed on April 8, 2022.

File No. 024-11517

Dear Sir or Madam,

I am writing in response to the SEC’s letter to Yuengling’s Ice Cream Corporation dated March 30, 2022. In your letter, you wrote:

We note your planned acquisitions of both Revolution Desserts LLC and a production facility. Please provide us with your analysis as to whether financial statements and pro forma information for each of the planned acquisitions are required pursuant to Part F/S of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X.

Based on our evaluation of the Rules and Regulations, we have determined it is necessary to provide financial statements and pro forma information for Yuengling’s Ice Cream’s (“Yuengling’s”) pending acquisition of Revolution Desserts, LLC (“Revolution”). The most current financial information available by Revolution is for the year ending December 31, 2022. We feel this is the best information to include in the Form 1-A POS filed on April 8, 2022, as we are giving the public the same information that Yuengling’s is using to make its decision on the transaction.

For the second pending acquisition of a production facility, Yuengling’s has only signed a non-binding Letter of Intent and does not believe any additional information needs to be included at this time.

Please contact me if you have any questions or would like to discuss anything further.

Very truly yours,

/s/ Robert C. Bohorad
Name: Robert C. Bohorad
Title: President and Chief Executive Officer